Ecopetrol and Talisman Energy Finalize the Purchase of BP in Colombia and Announce Change of Company Name

-The new company brand is EQUION, energy for life

- It is one of the main producers of crude and gas in Colombia

- The Board of Directors appoints Maria Victoria Riano as President of the Company

BOGOTA, Colombia, Jan. 24, 2011 /PRNewswire/ -- Once obtained the corresponding authorizations, Ecopetrol S.A. (Ecopetrol) (NYSE: EC; BVC: ECOPETROL; BVL: EC; TSX: ECP) and Talisman Colombia Holdco Limited (Talisman) completed today the acquisition of BP Exploration Company (Colombia) Limited for US$1.750 billion. Ecopetrol will have 51% of the new company and Talisman the remaining 49%.

(Logo:   http://photos.prnewswire.com/prnh/20090209/ARM001LOGO )

" This transaction strengthens our operations in Colombia, especially in the Piedemonte Llanero, identified as one the areas with greater potential in Colombia. The most important thing for us is that we incorporate to our group the knowledge and expertise of more than 400 people, who are well known for their capacity to operate in an efficient and safe way and who have received several awards and distinctions for their leadership at BP, " said the President of Ecopetrol, Javier Gutierrez Pemberthy.

John A. Manzoni, President and CEO of Talisman Energy Inc. said: "These assets will be a cornerstone as Talisman looks to build a strong production base in Latin America over the next three to five years. We look forward to deepening our strategic relationship with Ecopetrol. Employees may be assured of our joint commitment as we work together to maximize the value of these assets and help the company grow .. Those involved from all three companies should be very proud of their accomplishments in this transaction."

The shareholders also announced the new name of the company: EQUION ENERGIA LIMITED. The company assumes ownership of all assets and businesses that the BP subsidiary in Colombia held.

The Board of Directors of EQUION in its first session appointed Maria Victoria Riano Salgar as President of the company. Her business background includes a Business Administration degree from Universidad Javeriana and a background in the financial sector of the country as well as in Ecopetrol for the last 11 years. Her latest position was directing the mergers and acquisitions activities of Ecopetrol, including the recent acquisition by Ecopetrol of companies such as Savia Peru, Hocol and BP Exploration Company (Colombia) Limited.

Approximately 90 thousand barrels of oil equivalent per day (boe/d) are currently produced and operated, of which they have direct ownership of 27 thousand boe/d.  Equion also has 2P reserves (proven and probable) of 94 million barrels before royalties.

The company is among the five largest oil producers in Colombia and among the three main natural gas producers. The operation of the company includes the equity interest that BP had in the partnership contracts Piedemonte, Rio Chitamena, Tauramena and Recetor contracts, which cover the fields of Cusiana, Cupiagua in Recetor, Pauto and Florena.

Added to the previous assets are the interests in the exploration and production contracts RC4 and RC5, which have been signed with the Agencia Nacional de Hidrocarburos and which are located in the Atlantic coast of Colombia. In addition, the company operates the gas plant in Cusiana, processing more than 200 million cubic feet of gas to meet the demand for natural gas in Colombia.

EQUION also assumes the interest that BP had in Oleoducto Central S.A.-Ocensa (24.8%), Oleoducto de Colombia (14.57%) and Oleoducto del Alto Magdalena (4.25%), as well as the 20% of Transgas de Occidente and the interest in Casanare gas plants.

Within the next few months, EQUION will define its long-term business plan, in line with the strategies of Ecopetrol and Talisman, in which they will take advantage of the capabilities of their highly qualified team with industry-leading levels of industrial safety and environmental protection, backed up by more than two decades of operations in Colombia.

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Ecopetrol is Colombia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice ..

Contact us for any additional information:
Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

CONTACT: Investor Relations, Alejandro Giraldo, +011-571-234-5190, investors@ecopetrol.com.co; or Media Relations (Colombia), Mauricio Tellez, +011-571-234-5377, Fax: +011-571-234-4480, mtellez@ecopetrol.com.co